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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                               (AMENDMENT NO. 17)

                             NORTEK HOLDINGS, INC.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share

                 Special Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    65655910

                                 (CUSIP NUMBER)
                                    COPY TO:

Richard L. Bready                                   Douglass N. Ellis, Jr., Esq.
c/o Nortek, Inc.                                    Ropes & Gray
50 Kennedy Plaza                                    One International Place
Providence, RI  02903                               Boston, MA  02110
(401) 751-1600                                      (617) 951-7000

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                January 9, 2003

            (Dates of Events which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages
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CUSPIP NO. 65655910                SCHEDULE 13D

1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Richard L. Bready

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                      (b)  / /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS

          Not Applicable

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                    / /


6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF                  7.      SOLE VOTING POWER
SHARES
BENEFICIALLY                       0 - Common Stock
OWNED BY                           0 - Special Common Stock
 EACH
REPORTING                  8.      SHARED VOTING POWER
PERSON
 WITH                              0 - Common Stock
                                   0 - Special Common Stock

                           9.      SOLE DISPOSITIVE POWER

                                   0 - Common Stock
                                   0 - Special Common Stock

                           10.     SHARED DISPOSITIVE POWER

                                   0 - Common Stock
                                   0 - Special Common Stock


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CUSPIP NO. 65655910                SCHEDULE 13D


11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 - Common Stock
          0 - Special Common Stock

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0% of Common Stock
          0% of Special Common Stock

14.       TYPE OF REPORTING PERSON

          IN


                               Page 3 of 6 Pages
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     Nortek Holdings, Inc. (the "Issuer") is the successor registrant to
Nortek, Inc.

     The class of equity securities to which the Statement on Schedule 13D (the "Statement") relates is the common stock, par value $1.00 per share, of the Issuer ("Common Stock") and the special common stock, par value $1.00 per share, of the Issuer ("Special Common Stock"). The Statement on Schedule 13D is hereby amended and supplemented with respect to the items set forth below.



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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a-b) As of January 9, 2003, the Reporting Person directly owned no shares of Special Common Stock and no shares of Common Stock.

     (c) As a result of the closing of the recapitalization of the Issuer and the related transactions, the Reporting Person ceased to hold any shares of a class of equity securities of the Issuer registered under the Securities Exchange Act of 1934, as amended. The Reporting Person currently owns 258,150 shares of the Class A Common Stock, par value $1.00 per share, of the Issuer which constitutes 70.77% of such class. Such ownership allows the Reporting Person to designate three of the five members of the Issuer's board of directors.

     (e) On January 9, 2003, the reporting Person ceased to be the beneficial owner of any shares of Common Stock and Special Common Stock.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2003



                                       /s/ Richard L. Bready
                                       ------------------------------
                                           Richard L. Bready




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